AVINO SILVER & GOLD MINES LTD.	T604.682.3701 Suite400, 455 Granville Streetinfo@avino.com F604.682.3600 Vancouver, BC V6C 1T1www.avino.com

TSX-V: ASM
U.S. OTC BB: ASGMF
Berlin & FSE: GV6
January 16, 2008

DRILLING CONTINUES AT AVINO’S DURANGO MEXICO PROPERTY

Avino Silver & Gold Mines Ltd. continues drilling on two zones at its large Avino property located 80kms north east of Durango, Mexico.

The two drills at work on the property have been exploring the San Gonzalo deposit and the ET zone on the main Avino vein from which the company mined gold, silver and copper ore from 1975 through 2001.

The San Gonzalo drilling was completed with hole SG-07-40. Drilling at Veta Avino ET zone was completed for 2007 with hole ET-07-12.

The Company is pleased to release results from holes SG-07-32 thru 40. These San Gonzalo holes are on the South East side of the old workings. Location of the drill holes can be viewed on Avino’s website: www.avino.com. All lengths are down hole.

Details are as follows:

SG-07-32    (Bearing 215 - Dip 70 - Length 390.2m)

Intersection 392.50 – 397.75m (5.25m), 0.49 g/t gold 54 g/t silver (0.01oz/t gold, 1.57oz/t silver).

Detailed intersections:

From	To	Al m	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
392.50	393.20	0.70	Hanging wall vein	2.1490	0.06	192.8	5.62	710	1484	1153
393.20	394.60	1.40	Strong silicif and quartz veining. San Gonzalo System	0.1230	0.004	24.1	0.70	176	393	1081
394.60	396.20	1.60	“	0.1400	0.004	7.7	0.22	59	148	522
396.20	397.75	1.55	San Gonzalo Vein System	0.4190	0.01	65.9	0.92	116	528	919

SG-07-33    (Bearing 209 - Dip 45 - Length 130.60m)

Intersection 116.15 – 123.60m (7.45m), 0.69 g/t gold, 127.6 g/t silver (0.02 oz/t gold, 3.722 oz/t silver).

Detailed intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
116.15	117.15	1.00	San Gonzalo vein	0.283	0.01	264.3	7.71	361	8295	25100
117.15	118.40	1.25	San Gonzalo vein	0.337	0.01	205.5	5.99	659	7934	32900
118.40	119.55	1.15	San Gonzalo vein	0.934	0.03	90.4	2.64	475	10000	39300
119.55	120.50	0.95	San Gonzalo vein	0.168	0.005	76.1	2.22	193	2418	7965
120.50	121.85	1.35	San Gonzalo vein	1.996	0.06	126.8	3.70	878	31400	17400
121.85	122.70	0.85	San Gonzalo vein	0.378	0.01	60.8	1.77	954	17700	61800
122.70	123.60	0.90	San Gonzalo vein	0.115	0.003	33.8	0.99	192	1495	1573

Holes SG-07-34, 35 and 36 were drilled on the south west side of the San Gonzalo ore zone. They define the edge of the ore zone. They intersected only narrow low grade gold silver mineralization as follows:

SG-07-34    (Bearing 215 -Dip 45- Length 100m)

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Agoz/t	Cu ppm	Pb ppm	Zn ppm
161.50	162.60	1.10	San Gonzalo vein	0.258	0.008	28.0	0.82	60	129	231
162.60	163.95	1.35	Silicif tuff	0.072	0.002	6.8	0.20	9	42	285
163.95	165.02	1.10	Quartz veining	0.050	0.001	7.0	0.20	26	43	220
165.05	166.20	1.15	Quartz veining	0.066	0.002	5.1	0.15	22	43	355
166.20	167.30	1.10	San Gonzalo vein	0.058	0.002	19.7	0.57	24	58	822

SG-07-35    (Bearing 209 - Dip 45 - Length 272.15m)

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
195.4	196.05	0.65	San Gonzalo vein	2.254		>200		194	947	1397

SG-07-36    (Bearing 215-Dip 45 -Length 102.15m)

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
65.30	65.65	0.35	San Gonzalo vein	<0.005	0.000	6.0	0.17	13	60	520
78.05	78.80	0.75	Los Angeles vein	0.030	0.001	12.1	0.35	13	29	428
78.80	80.45	1.65	Silicif tuff	0.010	0.000	3.8	0.11	103	95	456
80.45	81.95	1.50	Los Angeles vein	0.105	0.003	19.5	0.57	73	144	281

SG-07-37            (Bearing 219 - Dip 53 - Length 154.35m)

Intersection 145.45 – 147.55 (2.10mts), 0.16 g/t gold, 146 g/t silver (0.005 oz/t gold, 4.26 oz/t silver).

Detailed intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
145.45	146.55	1.10	San Gonzalo vein	0.210	0.006	220.7	6.44	104	698	2554
146.55	147.55	1.00	San Gonzalo vein	0.108	0.003	63.6	1.85	68	670	1257

SG-07-38    (Bearing 221 - Dip 66.5 - Length 214.15m)

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
168.65	170.00	1.35	S Gonzalo Vein. Ox-milky wh qtz vein	0.716	0.021	88.2	2.57	231	1278	2217

SG-07-39    (Bearing 220 - Dip 73 - Length 128.05m)

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
76.50	77.00	0.50	San Gonzalo vein	0.286	0.008	25.5	0.74	61	943	918
77.00	77.80	0.80	San Gonzalo vein	0.192	0.006	66.5	1.94	118	324	357
77.80	78.60	0.80	San Gonzalo vein	0.082	0.002	58.5	1.71	142	1001	1032

SG-07-40    (Bearing 230 – Dip 74 – Length 516.05m)

Detailed intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Agoz/t	Cu ppm	Pb ppm	Zn ppm
33.20	33.70	0.50	Santiago vein	5.966	0.174	2851.9	83.18	576	748	1558
255.65	256.75	1.10	Qtz veining w/chalcopyrite	0.030	0.001	212.6	6.20	6115	1386	2887
275.90	276.45	0.55	Quartz veinlet w/sulfides	0.059	0.002	390.0	11.37	978	17000	364
382.90	383.25	0.35	Quartz veinlet w/sulfides. Along core axe	1.926	0.056	208.7	6.09	331	270	307
500.25	501.65	1.40	San Gonzalo vein	0.075	0.002	14.1	0.41	71	263	833
501.65	502.45	0.80	San Gonzalo vein	0.015	0.000	3.1	0.09	25	49	81

Sample lengths of NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango, Mexicofor preparation into pulps and rejects. Pulps were analyzed at Inspectorate Labs in Sparks, Nevada. Gold and silver were analyzed by fire assay using Aqua Regia Leach and AA finish. Other elements are reported from a 29 element I.C.P. package.

This report was prepared by Chris J. Sampson, P. Eng., a qualified person under NI 43-101.

Founded in 1968, Avino has established a long record of mining and exploration. The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.